KEGLER, BROWN, HILL & RITTER CO. , L.P.A.
65 East State Street, Suite 1800
Columbus, Ohio 43215
Telephone: (614) 462-5441
Facsimile: (614) 464-2634
E-Mail: phess@keglerbrown.com
January 8, 2008
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. William Choi Mr. Andrew Blume

Re:
PowerSecure International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 13, 2007
Form 10-Q for the Fiscal Quarter Ended September 30, 2007
Filed November 6, 2007
File No. 1-12014

Gentlemen:
     In reference to the Staff’s letter to PowerSecure International, Inc., dated December 31, 2007, which sets forth comments by the Staff of the Securities and Exchange Commission regarding PowerSecure’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed on March 13, 2007, and PowerSecure’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007, filed on November 6, 2007, and following up on telephone communications between Mr. Blume and me, PowerSecure hereby requests additional time to respond to the Staff’s comments. PowerSecure intends to respond to the Staff’s comments by January 31, 2008.
     It is my understanding that Mr. Blume, on behalf of the Staff, has agreed to this extension, subject to the EDGAR filing of this letter.
     If you have any questions regarding the foregoing, please feel free to contact me.
Sincerely,
/s/ Paul R. Hess

Cc:	Sidney Hinton Christopher T. Hutter Gary J. Zuiderveen